SNIPP INTERACTIVE INC.

SNIPP ANNOUNCES A 3-YEAR, 6-FIGURE LOYALTY CONTRACT EXTENSION

WITH A MAJOR EUROPEAN UTILITY COMPANY

June 27, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the OTCQX and the TSX Venture Exchange, is pleased to announce that it has extended its loyalty contract with a leading European utility corporation for a term of 3 years with additional functionality on Snipp’s enhanced loyalty platform. The company supplies utilities to approximately 1.2 million households and 100,000 businesses within a single country, and is a subsidiary of an international energy corporation with active operations in over 20 countries. Sales will be recognized incrementally over the life of this contract, adding to our growing stream of recurring revenue.

“Snipp is thrilled to be the loyalty partner for this large European utility company. As we expand across Europe, we are confident that the SnippLoyalty platform will continue to deliver convenient, competitive and innovative long-term loyalty solutions that foster brand affinity by helping consumers turn everyday actions, such as shopping at a grocery store or paying a utility bill, into opportunities to save money and earn valuable rewards. This is the latest example of what we believe is a sustainable trend toward longer-term contracts as customers realize the ongoing value of our programs,” says David Hargreaves, Chief Client Officer at Snipp.

This comprehensive loyalty program combines rewards and sweepstakes to offer customers greater convenience and exclusive benefits. Members can earn points simply by paying their utility bill, and these points can be used to redeem a host of rewards, such as hotel bookings, books, food and apparel. One unique element of this particular program is that shoppers who make a qualifying purchase at a major supermarket chain are rewarded with a discount on their utility bill – thereby marking a cross-sector collaboration. This wide-ranging loyalty program also features a sweepstakes whereby members can enter for a chance to win a trip for 2 to the 2016 Summer Olympic Games in Rio.

Visit the Snipp website at www.snipp.com for examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016.

FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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